SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(A) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:        BCM FOCUS FUNDS

ADDRESS OF PRINCIPAL BUSINESS OFFICE:

    12600 Hill County Boulevard Suite R230
    Bee Cave, Texas 78738

TELEPHONE NUMBER:

    (512) 542-1083

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:

    Brian Bares
    Bares Capital Management, Inc.
    12600 Hill County Boulevard Suite R230
    Bee Cave, Texas 78738

CHECK APPROPRIATE BOX:

    Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

        /  / Yes   /X/ No







**SIGNATURES**

Pursuant to the requirements of Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Bee Cave and State of Texas on this 6th day of October, 2022.

ATTEST:

BCM FOCUS FUNDS

By: Brian Bares, Trustee

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NOTARY PUBLIC STATE OF TEXAS

MARIA ALEJANDRA MARTINEZ
Notary Public, State of Texas
Comm. Expires 06-24-2023
Notary ID 130271383

# ADDITIONAL INFORMATION

Item. 1.         BCM FOCUS FUNDS

Item. 2.         Organized in the State of Delaware on October 4, 2022

Item. 3.         Statutory Trust

Item. 4 & 5.    The Registrant is a non-diversified open-end investment management company

Item. 6.         Name and Address of Investment Advisor

                    Brian Bares
                    Bares Capital Management, Inc.
                    12600 Hill County Boulevard Suite R230
                    Bee Cave, Texas 78738

Item. 7.         Brian Bares is the Sole Initial Trustee, President and Secretary of the registrant. Brian Bares's business address is 12600 Hill County Boulevard Suite R230, Bee Cave, Texas 78738. At its organizational meeting, the registrant proposes to appoint two independent trustees.

Item. 8.         Not applicable

Item. 9.
         (a)    No
         (b)    Not Applicable
         (c)    Yes
         (d)    No
         (e)    Not Applicable

Item. 10.       $0.00

Item. 11.       No

Item. 12.       Not Applicable